                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                     (Amendment No.   7  )*
                                    -----

                     Publix Super Markets, Inc.
                     --------------------------
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
             ---------------------------------------
                 (Title of Class of Securities)


                              None
                              ----
                         (CUSIP Number)

                       Tina  P. Johnson
1936 George Jenkins, Blvd., Lakeland, FL  33815  (941)688-1188
----------------------------------------------------------------
(Name,  Address and  Telephone  Number  of  Person Authorized to
Receive Notices and Communications)

                           12/31/97
                           --------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No.    None                            Page 2 of 4 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Howard M. Jenkins   ###-##-####

2    Check the Appropriate Box if A Member of a Group*

                                                             (a)

                                                             (b)
3    SEC Use Only



4    Source of Funds*

     00

5    Check  Box  If Disclosure of Legal Proceedings  is  Required
     Pursuant to Items 2(d) or 2(e)

     N/A


6    Citizenship or Place of Organization

     United States


Number of
Shares              7    Sole Voting Power              3,288,118
Beneficially
Owned By            8    Shared Voting Power           10,700,373
Each
Reporting           9    Sole Dispositive Power         3,288,118
Person
With               10    Shared Dispositive Power      10,700,373

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,988,491

12   Check  Box  if  the  Aggregate Amount in  Row  (9)  Excludes
     Certain Shares*

     N/A

13   Percent of Class Represented by Amount in Row 11

     6.42%

14   Type of Reporting Person*

     IN

Continuation of Schedule 13D                      Page 3 of 4 Pages

This  statement  is  the  seventh amendment  to  a  statement  on
Schedule 13D filed with the Securities and Exchange Commission on August 7, 1987 (the "Initial Statement") by Howard M. Jenkins, with respect to the common stock, par value $1.00 per share (the "Common Stock").

The undersigned hereby amends Items 4 and 5 to read as follows.

Item 4.  Purpose of Transaction
-------------------------------
The changes in beneficial ownership since the filing of the last amendment are the result of other changes as reflected on
Schedule 1, attached hereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
1. Howard M. Jenkins
      (a) 13,988,491   shares  of   common   stock,
          approximately 6.42% of the outstanding common stock.

      (b) Sole power to vote and sole power to dispose of 3,126,015 shares (owned by Mr. Jenkins individually and held directly); sole power to vote and sole power to dispose of 113,289 shares (owned by the Barnett Children's Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 17,762 shares (owned by the Wesley Robinson Barnett Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust, Howard Jenkins as Trustee); shared power to vote and shared power to dispose of 10,700,373 shares (owned by Meralex L.P.).

          Mr. Jenkins is shown as having shared voting
          and shared dispositive power for the 10,700,373 shares held in the Meralex Limited Partnership. The General Partner of the Partnership, with control over voting and disposition of shares, is Jenkins-Baldwin Corporation, a Delaware corporation, with a principal address of Suite 800, East Tower 5001, Spring Valley Road, Dallas, Texas, 75244-3942. Mr. Jenkins, Benjamin West, James Howard and George Patterson are the stockholders of the Jenkins-Baldwin Corporation.

      (c) See item 4 above.

Continuation of Schedule 13D                           Page 4 of 4 Pages



                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               /s/ Howard M. Jenkins
                              -----------------------
                              Howard M. Jenkins


Date: February 12, 1998

                            SCHEDULE 1

               Shares owned by Howard M. Jenkins



                   Shares           Shares            Price             Description of
   Date          Acquired        Disposed Of      (If Applicable)        Transaction
   ----          --------        -----------      ---------------       ----------------
   4/97           353,633                                               Distribution from
                                                                        Two Year Grantor
                                                                        Retained Annuity
                                                                        Trust

  12/97                            30,108                               gifted
